Filed by Platinum Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Platinum Eagle Acquisition Corp.

Commission File No. 001-38343

In connection with the previously announced business combination (the “Business Combination”) between Platinum Eagle Acquisition Corp. (the “Company”), Target Logistics Management, LLC (“Target Lodging”) and RL Signor Holdings, LLC (“Signor Lodging”), on January 31, 2019, the Company issued a press release announcing that the Company and Target Lodging issued a press release announcing that Target Lodging had renewed and extended contracts with certain key customers.

A copy of the press release is set forth below.

Target Lodging Renews and Expands Multi-Year Contracts with Four Major Customers;

Estimated Contract Value of over $200 Million

Contracts Represent Estimated Incremental Revenue of over $45 Million

Renewals Encompass Integration of Signor Lodging; Demonstrate Customer Value in Target Lodging’s

Turnkey Offering and Expansive Permian Network

LOS ANGELES & THE WOODLANDS, Texas – (January 31, 2019) – Platinum Eagle Acquisition Corp. (Nasdaq: EAGL) (“Platinum Eagle”), a publicly traded special purpose acquisition company and Target Logistics Management, LLC (“Target Lodging”), the largest provider of specialty rental accommodations and hospitality services in the U.S., announced today renewed and expanded contracts with four major oilfield service companies as part of Target Lodging’s ongoing operations and integration of RL Signor Holdings, LLC (“Signor Lodging”).

The contract renewals not only extend the duration of the existing contracts but also expand the scope of services included in each of these contracts. All four contracts include Target Lodging’s full suite of specialty rental accommodations as well as culinary and managed site services, including conversion of two existing Signor Lodging contracts into Target Lodging’s turnkey offering. These extended and expanded contracts require additional room commitments across Target Lodging’s Permian Basin lodging network, reflecting the compelling value of Target Lodging’s full suite of turnkey services and the customers’ continued confidence in this prolific U.S. Shale basin. Each contract adds a minimum of two years to the original terms, which in combination with other factors, provide for an estimated contract value of over $200 million, and represent an estimated incremental revenue of over $45 million. The contract renewals were signed in November and December 2018.

With these extended and expanded contracts, Target Lodging’s customers receive high-quality accommodations, amenities, and services for their employees at their choice of locations across the company’s expansive Permian Basin lodging network. Target Lodging provides its customers with vital services and support for their employees during their non-work hours and the flexibility to choose their lodge location based on their project needs. Moreover, these new contracts highlight Target Lodging’s ability to integrate complementary culinary and managed services across its network of communities.

Brad Archer, President and Chief Executive Officer of Target Lodging, stated, “As market demand remains strong, we continue to execute our planned capital and operational enhancements throughout the Permian Basin to better support our customers and their employees. Our network solution gives our customers flexibility as their priorities and workers move throughout the basin. These contracts demonstrate the value we bring our customers and guests in remote locations like the Permian, provide us with even greater visibility into our future performance, and underpin the stability and resiliency of business. With a healthy pipeline of new business opportunities across our diverse end markets, we look forward to securing additional long-term customer relationships.”

Troy Schrenk, Chief Commercial Officer of Target Lodging, added, “Target Lodging is the top choice for employers because of our customer-centric service and unparalleled suite of flexible accommodation and culinary solutions. Our customers’ needs continue to be paramount to our business and these contract extensions reflect the strength of our customer relationships and differentiated value proposition while advancing our strategic growth priorities.”

Target Lodging communities are tailored to meet the needs of its valued customers. All rooms are single occupancy with access to amenities such as 24-hour culinary services, indoor and outdoor recreational facilities, housekeeping and other site services, and a code of conduct program which includes a “zero tolerance” drug and alcohol policy.

To see a complete list of Target Lodging’s communities, visit www.targetlodging.com.

About Platinum Eagle Acquisition Corp.

Platinum Eagle was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Platinum Eagle raised $325 million in its initial public offering and began trading on Nasdaq in January 2018. Its Class A ordinary shares, units and warrants trade under the ticker symbols EAGL, EAGLU and EAGLW, respectively.

About Target Lodging

Founded in 1978, Target Lodging is the largest vertically integrated specialty rental and hospitality services company in the United States. The company is principally focused on building, owning and operating housing communities across several end markets, including oil, gas, energy infrastructure and government. Target Lodging provides cost-effective and customized specialty rental accommodations, culinary services, and hospitality solutions, including site design, construction, operations, security, housekeeping, catering, concierge services, and health and recreation facilities as part of its integrated housing and hospitality communities. Target Lodging was named by Inc. magazine in 2012 and 2013 as one of “America’s Fastest Growing Private Companies.” Target Lodging has been an Algeco company since 2013.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Platinum Eagle's, Target Lodging’s or Signor Lodging’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to meet Nasdaq listing standards; costs related to the business combination; Target Hospitality’s ability to manage growth; Target Hospitality’s ability to execute its business plan and meet its projections; Target Hospitality’s ability to identify, consummate and integrate acquisitions; rising costs adversely affecting Target Hospitality’s profitability; potential litigation involving Platinum Eagle, Target Lodging, Signor Lodging, or after the closing, Target Hospitality, and general economic and market conditions impacting demand for Target Lodging’s products and services, and in particular economic and market conditions in the oil industry in the markets in which Target Hospitality operates. None of Platinum Eagle, Target Lodging or Signor Lodging undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Background on Recently Announced Business Combination with Platinum Eagle Acquisition Corp.

On November 13, 2018, Platinum Eagle, Target Lodging and RS Signor Holdings, LLC (“Signor Lodging”) announced definitive merger agreements for a business combination to create the largest provider of specialty rental accommodations with premium catering and value-add hospitality services in the U.S. Under the terms of the business combination, Target Lodging and Signor Lodging will become wholly-owned subsidiaries of Platinum Eagle, which will be renamed Target Hospitality Corp. (“Target Hospitality”), and the combined company’s common stock will be listed on the Nasdaq Stock Market under the ticker symbol “TH” following the closing.

The business combination is expected to be completed in the first quarter of 2019, pending Platinum Eagle shareholder approval and the satisfaction of other customary closing conditions. Additional information about the business combination, as well as Target Lodging’s and Signor Lodging’s operations and historical financial information is contained in Platinum Eagle’s registration statement on Form S-4 (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2018. The Registration Statement includes a proxy statement/prospectus that will be both the proxy statement to be distributed to Platinum Eagle's shareholders in connection with Platinum Eagle's solicitation of proxies for shareholder approval of the business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the Registration Statement is declared effective, Platinum Eagle will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the business combination. Platinum Eagle's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus, as these materials contain important information about Target Lodging, Signor Lodging, Platinum Eagle and the business combination. Shareholders and other interested persons will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

The description of the business combination contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the business combination, copies of which were filed by Platinum Eagle with the SEC on Form 8-K on November 19, 2018.

Participants in the Solicitation

Platinum Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Platinum Eagle's shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Platinum Eagle is contained in the proxy statement/prospectus for the business combination, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the business combination.

Each of Target Lodging and Signor Lodging and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Platinum Eagle in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the business combination.

Investors

Rodny Nacier

or

Narinder Sahai

832-702-8009

IR@targetlodging.com

Media

Jason Chudoba, 646-277-1249

Jason.Chudoba@icrinc.com

or

Elyse Gentile, 646-677-1823

Elyse.Gentile@icrinc.com